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FROM:   APPLIED POWER INC., P.O. BOX 325, MILWAUKEE, WI  53201

DATE:   JANUARY 15, 1996

FOR RELEASE:  IMMEDIATE

FOR FURTHER INFORMATION CONTACT:  ROBERT C. ARZBAECHER

                    APPLIED POWER'S GB ELECTRICAL COMPLETES
                     VISION PLASTICS TECHNOLOGY ACQUISITION

         MILWAUKEE, January 15, 1996 --- Applied Power Inc. (APW - NYSE) announced today that its GB Electrical unit completed the acquisition of certain U.S. and foreign patents relating to the products of Vision Plastics Manufacturing Company. GB Electrical had acquired the Vision Plastics business in a separate transaction that was announced on October 3, 1995. Total consideration for these two transactions was approximately $21.5 million.
         Vision Plastics, based in San Diego, California, is a leading manufacturer of plastic cable ties. Its products are currently sold through electrical wholesale, retail and OEM channels. Ted Lecher, President of GB Electrical, commented, "The purchase of the patents represents the final stage of the Vision Plastics acquisition. This business adds significant production capacity and market channel access to our cable tie product line, which is an extremely important segment for GB. The performance of Vision Plastics in the first three months that we have owned it has exceeded our expectations."
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APPLIED POWER - 2


         In an unrelated matter, the Board of Directors of Applied Power Inc. has declared a quarterly dividend of $0.03 per share on the Company's Common Stock. The dividend is payable on February 29, 1996 to shareholders of record on February 9, 1996.
        Applied Power is a world leader in industrial motion and position control applications and a pioneer in the marriage of hydraulic and vibration technologies with electronics. The Company is comprised of three business segments. Engineered Solutions, which includes Power-Packer, APITECH and Barry Controls, is an OEM supplier to the automotive, truck, mobile equipment, marine, medical equipment, defense and aerospace markets. Distributed Products, which consists of Enerpac and GB Electrical, provides a wide variety of high pressure hydraulic products and electrical tools and consumables sold primarily through distribution worldwide. Wright Line provides technical furniture solutions for offices and laboratories.


For further information contact:

Applied Power Inc.
Robert C. Arzbaecher
Vice President & Chief Financial Officer
414-781-6600

To receive a faxed copy of this or other recent Applied Power communications, please call the Company's "News on Demand" service at 1-800-549-0679.


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